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Rosemarie A. Thurston	Direct Dial: 404-881-4417	rosemarie.thurston@alston.com

May 3, 2011

VIA EDGAR AND OVERNIGHT MAIL

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	O’Donnell Strategic Industrial REIT, Inc. (f/k/a O’Donnell Strategic Gateway REIT, Inc.) File No. 333-170173

Dear Ms. Gowetski:

This letter sets forth the response of our client, O’Donnell Strategic Industrial REIT, Inc. (f/k/a O’Donnell Strategic Gateway REIT, Inc.) (the “Issuer”), to the comments by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated March 15, 2011, regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response. The Issuer has today filed an amendment (“Amendment No. 3”) to the Registration Statement via EDGAR. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 3.

Estimated Use of Proceeds, page 50

1.    Comment: We note your response to comment 6 of our letter dated January 27, 2011. Please add a footnote to clarify that acquisition fees and expenses are based on the amount available for investment.

Response: The Issuer has revised the disclosure in the applicable footnotes to the Use of Proceeds table on page 51 of Amendment No. 3 in order to clarify that the acquisition fees and acquisition expenses reflected in the table are based upon the amount available for investment reflected in the table.

Management, page 71

Directors and Executive Officers, page 73

2.    Comment: We note that Douglas O’Donnell signed the registration statement as the principal executive officer, principal financial officer and principal accounting officer. Please clarify which executive officer positions Douglas O’Donnell currently holds.

Response: Douglas D. O’Donnell currently serves as the Chief Executive Officer, President and Chairman of the Board of the Issuer. Mr. O’Donnell has previously signed the Registration Statement as the Issuer’s principal executive officer, principal financial officer and principal accounting officer because Mr. O’Donnell was the individual performing those functions for the Issuer as of the date of the previous filings of the Registration Statement. As disclosed in Amendment No. 3, the Issuer has appointed Christopher S. Cameron as the Issuer’s Chief Financial Officer, Treasurer and Secretary. Accordingly, Mr. Cameron signed Amendment No. 3 as the Issuer’s principal financial officer and principal accounting officer. Going forward, Mr. Cameron will serve as the Issuer’s Chief Financial Officer and Treasurer and perform the functions of the Issuer’s principal financial officer and principal accounting officer, and Mr. O’Donnell will serve as the Issuer’s Chief Executive Officer, President and Chairman and will perform the functions of the Issuer’s principal executive officer.

3.    Comment: For each director, please ensure that you provide the month and year each individual’s employment started and ended with each entity referenced. If a director assumed a different position during their tenure with a particular entity, please provide this date as well. Please revise your disclosure to provide all information required by Item 401 of Regulation S-K.

Response: The Issuer has revised the biographies of each director included on pages 73-76 of Amendment No. 3 to include the month and year in which each individual’s employment started and ended with each entity referenced. The Issuer has also revised the disclosure on pages 73-76 as appropriate to provide all information required by Item 401 of Regulation S-K.

4.    Comment: For each director, please provide all of the disclosure required by Item 401(e) of Regulation S-K.

Response: The Issuer has revised the disclosure on pages 73-76 of Amendment No. 3 as appropriate to provide all of the disclosure required by Item 401(e) of Regulation S-K.

Compensation of Executive Officers and Directors, page 76

5.    Comment: We note that John O’ Donnell and Arthur Hill are employees of your advisor. Please clarify whether they will be paid compensation for serving as your directors in addition to the compensation they will be paid for serving as officers of your advisor.

Response: The Issuer has revised the disclosure on pages 73 and 81 of Amendment No. 3 to reflect that Arthur J. Hill will not serve as an officer or employee of the Issuer or the Issuer’s advisor. As reflected in Amendment No. 3, Mr. Hill will serve only as an affiliated member of the Issuer’s board of directors. As disclosed on page 77 of Amendment No. 3, all directors will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attending meetings of the Issuer’s board of directors. Mr. Hill will not receive any compensation for serving as director of the Issuer aside from reimbursement for reasonable out-of-pocket expenses incurred in connection with attending meetings of the Issuer’s board of directors. As disclosed on pages 73 and 81 of Amendment No. 3, John D. O’Donnell will serve as an affiliated director of the Issuer and as a vice president of the Issuer’s advisor. Mr. John D. O’Donnell will not receive any compensation for serving as a director of the Issuer aside from reimbursement for reasonable out-of-pocket expenses incurred in connection with attending meetings of the Issuer’s board of directors.

Our Sponsor, page 95

6.    Comment: We note your response to comment 14 of our letter dated January 27, 2011. Please revise to clarify that these investments that experienced adverse business developments are included in the table on page 96.

Response: The Issuer has revised the disclosure on pages 97 and 98 of Amendment No. 3 to clarify that the two prior investments which experienced adverse business developments are included in the table on page 97 of Amendment No. 3.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

Enclosures

cc:	Ms. Stacie D. Gorman, Division of Corporation Finance
Mr. Jason W. Goode, Alston & Bird LLP
Mr. Douglas D. O’Donnell, The O’Donnell Group, Inc.
Mr. Christopher S. Cameron, The O’Donnell Group, Inc.
Mr. Heath D. Linsky, Morris, Manning & Martin LLP